COMMENTS RECEIVED ON 03/26/2025

FROM KIM McMANUS

VARIABLE INSURANCE PRODUCTS FUND (File Nos. 002-75010 and 811-03329)

Equity-Income Portfolio

Floating Rate High Income Portfolio

Growth Portfolio

High Income Portfolio

Stock Selector Portfolio

Value Portfolio

POST-EFFECTIVE AMENDMENT NO. 99

VARIABLE INSURANCE PRODUCTS FUND III (File Nos. 033-54837 and 811-07205)

Growth & Income Portfolio

Growth Opportunities Portfolio

Value Strategies Portfolio

POST-EFFECTIVE AMENDMENT NO. 67

VARIABLE INSURANCE PRODUCTS FUND V (File Nos. 033-17704 and 811-05361)

Strategic Income Portfolio

POST-EFFECTIVE AMENDMENT NO. 105

1.

Equity-Income Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Equity securities represent an ownership interest, or the right to acquire an ownership interest, in an issuer. Equity securities include common stocks (including depositary receipts evidencing ownership of common stock), preferred stocks and other preferred securities, convertible securities, rights and warrants, and other securities, such as hybrid securities and trust preferred securities, believed to have equity-like characteristics.”

C:

Since it is stated that equity securities may include convertible debt securities, the Staff requests we confirm our understanding that the fund may include convertible debt securities in its 80% basket of equity securities if the convertible debt is in the money or was in the money when it was purchased. The Staff requests we also confirm that this understanding extends to all Variable Insurance Products and Fidelity Funds.

R:

We confirm that convertible debt securities can be included in the 80% basket for equity securities for all Variable Insurance Products and Fidelity funds if the convertible debt is in the money or was in the money when it was purchased.

Attachment 1

Annual Operating Expenses

(expenses that you pay each year as a % of the value of your investment)

Management fee	0.63%
Distribution and/or Service (12b-1) fees	0.25%
Other expenses	0.04% A
Acquired fund fees and expenses	0.06% B
Total annual operating expenses	0.98% B

ABased on estimated amounts for the current fiscal year.

BIncludes interest expense of certain underlying Fidelity® funds. Excluding interest expense of the applicable underlying Fidelity® funds, total annual operating expenses are 0.92%.

1 year	$100
3 years	$312
5 years	$542
10 years	$1,201